Terry Bursey, P. Geo.
28 Mill Road,
P.O. Box 1420
Red Lake, Ontario
P0V 2M0

CONSENT
March 27, 2012

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street,
Vancouver, B.C.
V6C 2V6

And

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

I hereby consent to being named in the Annual Information Form of the Company, dated March 27, 2012 for the fiscal year ended December 31, 2011 (the “AIF”) and to the use of the technical information prepared by me or under my supervision relating to the Company’s Red Lake properties, which information is contained in the AIF and incorporated by reference in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011.

Sincerely,

/s/ “Terry Bursey”
Terry Bursey, P. Geo.
Regional Manager
Rubicon Minerals Corporation